Filed by Sunoco LP pursuant to Rule 425 under

the Securities Act of 1933, as amended.

Subject Company: Sunoco LP; Parkland Corporation

Commission File No.: 001-35653

The following is an investor presentation that was made available on Parkland Corporation’s website on Wednesday, May 28, 2025.

Parkland + SUNDCDlp May 2025 Unlocking Immediate Value and Future Upside

Forward Looking Statements

This communication contains certain statements which constitute forward-looking information and statements (collectively, "forward-looking statements"), including "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP ("Sunoco" or "SUN") and Parkland Corporation ("Parkland"), that could cause actual results to differ materially from those expressed in such forward-looking statements.

In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as "expect," "continue," "may," "maintain," "will," "would," "intend," "plan," "target," or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as the statements in this communication with respect to, among other things: the proposed transaction, and the anticipated benefits thereof; the consummation, terms, conditions, commitments, and timing of the proposed transaction; the belief that the combined company will be one of the largest independent fuel distributors in the Americas; the combined company's supply of over 15 billion annual fuel gallons; closing of the proposed transaction; the consideration payable to the Parkland shareholders in connection with the proposed transaction; the preservation of key Canadian operations and identity, including Sunoco's commitment to maintain significant employment levels in Canada, a Canadian head office in Calgary, and invest in Canada; the anticipated advantages, benefits, and financial returns available to unitholders of SunocoCorp as a result of the proposed transaction; the pro forma unit and cash and equity dividends of SunocoCorp; and the business, operations, and financial performance of Sunoco following completion of the proposed transaction, including expected run-rate synergies and improved margin capture, and increased resilience. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some of which are described in Parkland's management information circular and proxy statement dated May 26, 2025 (the "Information Circular") with respect to an annual and special meeting of the holders of common shares in the capital of the Company. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on the anticipated terms and timing, or at all, including obtaining regulatory approvals, court approvals, the approval of the listing of the common units of SunocoCorp on the New York Stock Exchange, and receipt of Parkland shareholder approval; the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company's operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland, or their directors; the risk that disruptions from the proposed transaction will harm Sunoco's or Parkland's business, including current plans and operations and that management's time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and Parkland's ability to access short- and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco's and/or Parkland's financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Parkland's ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco's issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; and those risks and uncertainties described (i) under the heading "Risk Factors" in the Information Circular, (ii) under the headings "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors" in Parkland's current Annual Information Form dated March 5, 2025, and under the headings "Forward-Looking Information" and "Risk Factors" included in the Q4 2024 Management's Discussion and Analysis dated March 5, 2025, each as filed on SEDAR+ and available on Parkland's website at www.parkland.ca and (iii) in Item 1A of Sunoco's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission ("SEC") on February 14, 2025 and Item 1A of Sunoco's Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which are as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement.

This communication includes certain non-GAAP financial measures as defined under SEC Regulation G. Adjusted EBITDA is defined as net income before net interest expense, income tax expense, depreciation, amortization and accretion expense, non-cash unit-based compensation expense, unrealized gains and losses on commodity derivatives and inventory adjustments, and certain other operating expenses reflected in net income that we do not believe are indicative of ongoing core operations, such as gain or loss on disposal of assets and impairment charges. We define Distributable cash flow, as adjusted ("DCF"), as Adjusted EBITDA less cash interest expense, including the accrual of interest expense related to our long-term debt which is paid on a semi-annual basis, current income tax expense, maintenance capital expenditures and other non-cash adjustments. This communication includes the forward-looking non-GAAP measure of Adjusted EBITDA. Due to the forward-looking nature of the aforementioned non-GAAP financial measure, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure without unreasonable effort, due to the inherent difficulty in quantifying certain amounts due to a variety of factors, including the unpredictability of commodity price movements and future charges or reversals outside the normal course of business which may be significant. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measure to its most directly comparable forward-looking GAAP financial measure.

Other

All amounts are expressed in Canadian dollars unless otherwise noted.

Additional Information and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SunocoCorp intends to file any relevant materials with the SEC, which may include a registration statement under the Securities Act or the Exchange Act, which registration statement, if and when filed under the Securities Act, may contain a preliminary prospectus of SunocoCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SunocoCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SunocoCorp will also be available free of charge on Sunoco's website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.

Parkland + SUNOCO LP

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One of the Largest Independent Fuel Distributors in the Americas (v^ Diversified and resilient business through scale and stability 25% Attractive premium1 $250 Million Run-rate synergies2 (US$) (v^ Financial strength and flexibility drives enhanced shareholder returns $9.1 Billion Transaction Valuation Including assumed debt. (US$) (v^ Long-term growth and value creation with flexible capital allocation $1+ Billion Annual Free Cash Flow Refer to End Notes for the definition of Sunoco Free Cash Flow. (USS) 15+ Billion Annual fuel gallons 4 times Leverage Leverage is defined as net debt to Adjusted EBITDA. Adjusted EBITDA is a Sunoco non-GAAP financial measure.

Transaction Summary

Sunoco LP to acquire 100% of Parkland shares in cash and equity transaction

Terms	Parkland shareholders will receive consideration as follows, subject to proration[1] for All-Cash and All-Equity Options: • Cash + Equity option: $19.80 in cash + 0.295 SunocoCorp Units per share • All-Cash option: $44 in cash • All-Equity option: ~0.536 SunocoCorp Units per share 2-year economic equalization: SunocoCorp unitholders to receive dividends per unit equal to Sunoco LP distribution per unit Mutual termination fee: $275 million[2]
Structure	SunocoCorp: newly listed on the NYSE and treated as a corporation for tax purposes as compared with owning Sunoco units directly
Conditions, Approvals, Timeline	Parkland shareholder approval Regulatory approvals: HSR[3] Act, Investment Canada Act, Competition Act, Canada Transportation Act, material foreign antitrust and investment law approvals Expected closing: Second half of 2025

Parkland + SUNOCO LP

1. All-cash and all-equity options are subject to proration, maximum amounts, and adjustments in accordance with the Plan of Arrangement.
2. Subject to certain provisions related to competing proposals, the failure of Parkland shareholders to approve the transaction would not trigger a break fee payment by Parkland.
3. HSR is defined as the Hart-Scott-Rodino Antitrust Improvements Act of 1976

See End Notes for further information.

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Scale and brand enable higher fuel distribution revenue uplift Terminal portfolio delivers long-term income stability Pipeline systems will remain high-value, critical infrastructure for decades Foundation of highly ratable income streams and fuel supply agreements with >95% retention rates

Financial Benefits For Parkland Shareholders

Immediate and Compelling Financial Benefits 25% premium2 based on 7-day volume-weighted average prices as of May 2, 2025 Three compelling options aligning with individual shareholder preferences 85% dividend yield3 4 accretion relative to Parkland’s current $1.44/share More appropriate tax structure for Canadian and institutional investors

Attractive Premium $44.00/share offer implies a 25% premium Calculated based on $19.80 cash offer and 0.295x exchange ratio (45% cash, 55% equity), compared to the 7-day volume-weighted average prices for Parkland and Sunoco as of May 2,2025. See End Notes for further information. based on 7-day volume-weighted average prices for Parkland and Sunoco as of May 2,2025

Flexible Consideration to Meet Shareholder Preferences

Three compelling options provide choice and continuity in returns, subject to proration[1]

All-Cash

$44.00 per Parkland share, providing immediate liquidity

All-Equity

0.536 SunocoCorp units per Parkland share, allowing full participation in Sunoco future upside

Cash and Equity

$19.80 cash + 0.295 SunocoCorp units per Parkland share, balancing immediate liquidity and future growth

Comparative Value

Option	Cash	SunocoCorp Units	Implied Dividend	Dividend Yield[2] vs PKI
All-Equity	$0.00	0.536	$2.69	+85%[3]
Cash and Equity (Default)	$19.80	0.295	$1.48	Comparable
All-Cash	$44.00	0.000	$0.00	N/A

Parkland + SUNOCO LP

1. All-cash and all-equity options are subject to proration, maximum amounts, and adjustments in accordance with the Plan of Arrangement.
2. Parkland Specified financial measure. See "Specified Financial Measures" in the End Notes for further information.
3. Calculated based on annualized Parkland quarterly dividend of $0.36 per share and annualized Sunoco quarterly distribution of US$0.90 per share and USD / CAD FX rate of 1.396

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Enhanced Shareholder Returns All consideration options deliver a substantial premium All-Equity election offers potential for substantial dividend uplift All-Equity election offers potential for substantial dividend uplift Cash + equity combines immediate liquidity while maintaining a comparable dividend

More Appropriate Improved tax treatment for non-U.S. investors Improved market access for tax-sensitive investors No incremental U.S. tax filing obligation for non-U.S. investors Tax Structure

Participation in Future Growth Capital Allocation Flexibility & Organic growth 0 Accretive acquisitions 0 Enhance shareholder returns SunocoCorp Vehicle @ Improved access to capital markets 0 Improved tax treatment for non-U.S. investors 0 Valuable currency for future M&A

Strategic Rationale

Combination Creates Unmatched Scale and Stability Larger platform expected to drive improved returns, stronger margins, and increased distributable cash flow Distributable cash flow per unit is a Sunoco non-GAAP financial measure. See “Specified Financial Measures” in the End Notes for further information. per unit Diversified global footprint with complementary geographic and operational strengths US$250 million expected annual run- rate synergies through operational efficiencies and supply chain optimization Increased scale and diversification will result in a more resilient business with stable cash flow and less earnings volatility Low-cost, suppl advantaged networks will drive improved margin capture and support long-term growth

Combined Scale Delivers Commercial Synergies A Leading Independent Global Fuel Distributor

Complementary Assets Limited overlap Diversified portfolio and geographic footprint across the U.S., Canada and the Caribbean Earnings resiliency Limited exposure to any one industry or customer reduces volatility of earnings Flexible capital allocation Broad platform increases opportunities for organic and inorganic investment

Improved financial Flexibility Track record of DCF growth Ample room for distribution growth 4 times leverage target Leverage is defined as net debt to Adjusted EBITDA. Adjusted EBITDA is a Sunoco non-GAAP financial measure. See End Notes for further information. (12-18 months)

(v^ Canadian employment Commitment to responsible growth Maintain significant employment levels and Canadian head office in Calgary (v^ Canadian operations Continued investment in Burnaby Refinery and transportation energy infrastructure (^ Portfolio expansion Existing and new opportunities throughout Canada, the Caribbean and U.S. ~4,000 bbls/d Co-processing capacity at the Burnaby refinery Strategic Alternatives & Next Steps

Strategic Alternatives & Next Steps

Transaction is Superior to All Other Strategic Alternatives

1

Announcement of Strategic Review

Announced by the Parkland Board on March 5, 2025

Formed Special Committee to explore standalone plans, asset sales, spin-offs, and third-party transactions

2

Best Path Forward for Shareholder Value

This transaction offers:

- ✓ Immediate premium
- ✓ Long-term upside participation via SunocoCorp
- ✓ Broader investor base and improved liquidity

3

Compelling Offer That Provides Immediate Value

Break-up or asset sale would require multiple steps, lengthy timelines, and higher execution risk

Superior proposal to any interest shown to date; no official proposals or bids emerged from other parties during the strategic review

This transaction delivers full value through a single path

4

Strategic Fit That Will Promote Financial Growth

Strong industrial logic

Material synergies

Positions Parkland shareholders in one of the most advantaged North American fuel platforms

Preserves key Canadian operations and identity (e.g. Burnaby Refinery)

5

Strong Support from the Board, Management and Financial Advisors

Unanimous board approval

Fairness opinions obtained from Goldman Sachs, BofA Securities, and BMO supporting the transaction

Flexible election structure allows shareholder choice (cash vs. equity)[1]

Parkland + SUNOCO LP

1. All-cash and all-equity options are subject to proration, maximum amounts, and adjustments in accordance with the Plan of Arrangement.

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Background to the Arrangement

First Sunoco Proposal Received

July 2023

$38.50 per share
40% cash / 60% equity (MLP units)
15% premium

- Supported by legal and financial advisors, Parkland's Board reviewed and determined it undervalued the Company and posed a number of issues for certain shareholders
- Parkland declined to proceed without improved terms

Second Sunoco Proposal Received

August 2023

$45.00 per share
40% cash / 60% equity (MLP units)
23% premium

- The Company formed an ad hoc working group committee of independent directors to review the proposal, supported by legal and financial advisors
- The committee determined it did not resolve structural issues and undervalued the Company given its performance, standalone prospects and macro-economic outlook at the time
- Parkland declined to proceed without improved terms

Strategic Review Announced

March 2025

- Board formed Special Committee and retained independent legal and financial advisors to evaluate a full range of alternatives to maximize value for all shareholders

Third Sunoco Proposal Received

April 2025

$41.50 per share
50% cash / 50% equity (SunocoCorp units)
27% premium

- Structure was further enhanced through negotiations to address tax complexities for non-U.S. investors
- With guidance from the Special Committee, Parkland's management team negotiated the proposed transaction in consultation with the Company's financial advisors and Parkland's Board

Final Deal Terms Agreed

May 4, 2025

$44.00 per share
45% cash / 55% equity (SunocoCorp units)
25% premium[1]

- Commitments to maintain Canadian head office in Calgary, retain significant employment levels and invest in Burnaby Refinery
- Unanimous Board approval and Special Committee recommendation
- Representing a 35% premium to the closing price on April 17, 2025, the day immediately prior to Sunoco's third proposal

Parkland + SUNOCO LP

1 Calculated based on $19.80 cash offer and 0.295x exchange ratio (45% cash, 55% equity), compared to the 7-day volume-weighted average prices of Parkland and Sunoco as of May 2, 2025.
See End Notes for further information.

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Required Approvals and Targeted Close Shareholder Vote Regulatory Approvals Targeted Close June 24,2025 The Arrangement requires shareholder approval 3 to 6 Months Second Half 2025 Parkland + SUNDCDlp Listing of the SunocoCorp Units on the NYSE Approval of the Court of King’s Bench of Alberta Receipt of certain key regulatory approvals, including: HSR Act Competition Act Investment Canada Act Canada Transportation Act Material Foreign Antitrust and Investment Law approvals Committed bridge financing in place for cash portion All key milestones tracking on schedule Other customary closing conditions for a transaction of this nature

Parkland

End Notes Data as at December 31,2024, unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation. Slide 3 Fuel volumes have been converted to gallons based on the conversion rate of 1US Gallon = 3.78541 liters. Sunoco Free Cash Flow is defined as Distributable cash flow, as adjusted, less distributions. Distributable cash flow is a non-GAAP financial measure. See “Specified Financial Measures” section for further information. Slide 4 SunocoCorp is a Delaware limited liability company and wholly owned subsidiary of Sunoco LP that will issue equity to Parkland shareholders and will, following a pre-closing reorganization, hold limited partnership units of Sunoco that are economically equivalent to Sunoco’s publicly traded common units on the basis of one Sunoco common unit for each outstanding SunocoCorp unit. This entity will be treated as a corporation for tax purposes. Parkland intends to hold an annual and special meeting of shareholders on June 24, 2025 to approve the transaction, as well as resolutions in respect of certain annual matters. Slide5 CAGR reflects the Compound Annual Growth Rate from 2017 till 2024. Slide? VWAP is the Volume Weighted Average Price and measures the average trading price of a security or asset over a given period, weighted by the total trading volume during that period. Slide 8 VWAP is the Volume Weighted Average Price and measures the average trading price of a security or asset over a given period, weighted by the total trading volume during that period. Slide 17 LP is defined as a Limited Partnership. CAGR reflects the Compound Annual Growth Rate from 2017 till 2024. Sunoco Free Cash Flow is defined as Distributable cash flow, as adjusted, less distributions. Distributable cash flow is a non-GAAP financial measure. See “Specified Financial Measures” section for further information. Slide 21 MLP is defined as a Master Limited Partnership. Parkland + SUNOCOlp TSX: PKISpecified Financial Measures Parkland This communication refers to certain supplementary financial measures (“specified financial measures”). Dividend Yield is a supplementary financial measure, which does not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS Accounting Standards”) and may not be comparable to similar financial measures used by other issuers who may calculate these measures differently. See below for further information on these specified financial measures. See Section 15 of the Q1 2025 MD&A for a discussion of Dividend Yield and, where applicable, the reconciliations to the nearest IFRS measures, which is hereby incorporated by reference into this communication and available on Parkland’s profile on SEDAR+ at www.sedarplus.ca. Investors are cautioned that these measures should not be construed as an alternative to directly comparable financial measures determined in accordance with IFRS as an indication of Parkland’s performance. Dividend Yield is a supplementary financial measure and is calculated as the annualized dividend of $1.44/share divided by the closing share price. Sunoco Distributable cash flow and Adjusted EBITDA are non-GAAP financial measures. The most directly comparable financial measure is net income. These measures are used to provide useful information to investors as they are widely accepted financial indicators used by investors to compare partnership performance, and as it provides investors an enhanced perspective of the operating performance of assets and the cash the business is generating. For additional information on Distributable cash flow and Adjusted EBITDA, including composition and reconciliation to net income, where applicable, please refer to “Supplemental Information” section of Sunoco LP’s Q1 2025 Form 8-K (“current report”) dated May 6,2025, which is incorporated by reference into this communication and available on Sunoco LP’s profile on the SEC website at www.sec.gov1. Calculated based on $19.80 cash offer and 0.295x exchange ratio (45% cash, 55% equity), compared to the 7-day volume-weighted average prices of Parkland and Sunoco as of May 2, 2025. 2. The combined company is expected to achieve U.S.$250 million in annual run-rate synergies by year three. 1. All-cash and all-equity options are subject to proration, maximum amounts, and adjustments in accordance with the Plan of Arrangement. 2. Calculated based on $19.80 cash offer and 0.295x exchange ratio (45% cash, 55% equity), compared to the 7-day volume-weighted average prices of Parkland and Sunoco as of May 2,2025. 3. Calculated as the difference in the annualized Parkland quarterly dividend of $0.36 per share and annualized Sunoco quarterly distribution of US$0.90 per share and USD / CAD FX rate of 1.396 under the all-equity option. 4. Parkland Specified financial measure. See “Specified Financial Measures” in the End Notes for further information. See End Notes for further information. 1. Distributable cash flow per unit is a Sunoco non-GAAP financial measure. See “Specified Financial Measures” in the End Notes for further information.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and Parkland Corporation (“Parkland”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, approval of the listing of the common units of SunocoCorp (as defined below) on the New York Stock Exchange, and receipt of Parkland shareholder approval; the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; the potential for modification or adjustment of the Arrangement Agreement, dated as of May 4, 2025, by and among Sunoco, NuStar GP Holdings, LLC (“SunocoCorp”), 2709716 Alberta Ltd. and Parkland (as amended, the “Arrangement Agreement”); the parties’ ability to satisfy their respective conditions and consummate the transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the arrangement that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; and those risks and uncertainties described (i) under the heading “Risk Factors” in Parkland’s management information circular and proxy statement with respect to the Plan of Arrangement (as such term is defined in the Arrangement Agreement), (ii) under the headings “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors” in Parkland’s current Annual Information Form dated March 5, 2025, and under the headings “Forward-Looking Information” and “Risk Factors” included in Parkland’s Q4 2024 Management’s Discussion and Analysis dated March 5, 2025, each as filed on SEDAR+ and available on Parkland’s website at www.parkland.ca, (iii) in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2025, and (iv) in Item 1A of Sunoco’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

2

Additional Information and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SunocoCorp intends to file any relevant materials with the SEC, which may include a registration statement under the Securities Act or the Exchange Act, which registration statement, if and when filed under the Securities Act, will contain a preliminary prospectus of SunocoCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SunocoCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SunocoCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.

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